Mail Stop 3561

July 30, 2008

Charles W. Shivery
Chairman, President and Chief Executive Officer
Northeast Utilities
One Federal Street
Building 111-4
Springfield, MA 01105

> **Re: Northeast Utilities**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 31, 2008**
> **File No. 001-05324**

Dear Mr. Shivery:

        We have reviewed your filings and your correspondence dated May 6, 2008 and July 21, 2008 and have the following comments. Where indicated, we think you should revise your disclosure in future filings in response to these comments. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Definitive Proxy Statement on Schedule 14A

1.   We note your response to comments two, three and four from our letter dated May 1, 2008. Please tell us how you intend to comply with these comments. For example, please provide us with sample disclosure using information as of the year ended December 31, 2007.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director